UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

HEARTBEAM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42238H108

(CUSIP Number)

Strome Group, LLC

Attn: Mark E. Strome

13535 Ventura Boulevard, Suite C-525

Sherman Oaks, CA 91423

(310) 850-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 42238H108

1.	NAME OF REPORTING PERSON Mark E. Strome
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,150,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,150,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,150,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)

Mark E. Strome’s beneficial ownership of the Common Stock is comprised of 3,150,000 shares of Common Stock, which are directly owned by Strome Mezzanine Fund II, LP (the “Fund”), Mark E. Strome Living Trust and Strome Dynasty, LLC. Mr. Strome has the authority, directly or indirectly, to vote and dispose of the reported securities held by each of these entities. Mr. Strome disclaims beneficial ownership of the reported securities, except to the extent of his pecuniary interest therein. This report shall not be deemed an admission that Mr. Strome is a beneficial owner of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)

Percent of class calculated based on 26,311,904 shares of Common Stock outstanding as of August 9, 2023, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 10, 2023 (the “Form 10-Q”).

CUSIP No.: 42238H108

1.	NAME OF REPORTING PERSON Strome Investment Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,900,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,900,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

(1)

Strome Investment Management, L.P.’s beneficial ownership of the Common Stock is comprised of 2,900,000 shares of Common Stock, which are directly owned by the Fund. As general partner and investment manager of the Fund, Strome Investment Management, L.P. (the “Manager”) has the authority to vote and dispose of the reported securities held by the Fund. The Manager disclaims beneficial ownership of the reported securities, except to the extent of its pecuniary interest therein. This report shall not be deemed an admission that the Manager is a beneficial owner of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(3)	Percent of class calculated based on 26,311,904 shares of Common Stock outstanding as of August 9, 2023, as reported by the Issuer in the Form 10-Q .

CUSIP No.: 42238H108

1.	NAME OF REPORTING PERSON Strome Mezzanine Fund II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,900,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,900,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Percent of class calculated based on 26,311,904 shares of Common Stock outstanding as of August 9, 2023, as reported by the Issuer in the Form 10-Q .

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the Common Stock of HeartBeam, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2118 Walsh Ave. Suite 210, Santa Clara, CA 95050.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Mark E. Strome, Strome Investment Management, L.P. (the “Manager”) and Strome Mezzanine Fund II, LP (the “Fund” and collectively with Mr. Strome and the Manager, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Mark E. Strome

The principal occupation of Mr. Strome is the Founder and Chief Executive Officer of Strome Group, Inc., the general partner of the Manager. The business address of Mr. Strome is c/o Strome Group, Inc., 1688 Meridian Avenue, Suite 727, Miami Beach, FL 33139. Mr. Strome is a citizen of the United States of America.

Strome Investment Management, L.P.

The Manager is a Delaware limited partnership whose principal business is to serve as general partner and investment manager of the Fund. The business address of the Manager is 1688 Meridian Avenue, Suite 727, Miami Beach, FL 33139.

Strome Mezzanine Fund II, LP

The Fund is a Delaware limited partnership whose principal business is to make investments. The business address of the Fund is 1688 Meridian Avenue, Suite 727, Miami Beach, FL 33139.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the Common Stock reported herein by the Reporting Persons was the working capital of the Fund, Mark E. Strome Living Trust and Strome Dynasty, LLC.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’

consideration of various alternatives with respect to their investment, including possible changes in the present Board and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Item 4 and Item 6 below, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of 3,150,000 shares of Common Stock held by the Redmile Funds. Redmile is the investment manager to the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Mark E. Strome serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Strome each disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D, the percent of class was calculated based on 26,311,904 shares of Common Stock outstanding as of August 9, 2023, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 10, 2023.

(b) Mark E. Strome:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 3,150,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 3,150,000

Strome Investment Management, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,900,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,900,000

Strome Mezzanine Fund II, LP:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,900,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,900,000

(c) No transactions in the Company’s securities have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

On June 5, 2023, the Issuer’s Board appointed Mark E. Strome to serve as a director until the Issuer’s 2024 Annual Meeting of Stockholders and until his successor has been duly elected and qualified. In connection with Mr. Strome’s appointment to the Issuer’s Board, Mr. Strome and the Issuer entered into an indemnification in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

As a non-employee director, Mr. Strome is entitled to annual cash and equity compensation pursuant to the Issuer’s Outside Director Compensation Plan (the “Plan”). Pursuant to the Plan, Mr. Strome is entitled to receive an annual base cash retainer of $40,000 to be paid monthly. If Mr. Strome serves on any committees of the Issuer’s Board, he will be entitled to receive additional cash compensation. Under the Plan, non-employee directors receive $10,000 annually for serving on the audit committee ($25,000 annually for the chairman), $10,000 annually for serving on the compensation committee ($15,000 annually for the chairman), and $10,000 annually for serving on the nominating and corporate governance committee ($15,000 annually for the chairman).

Pursuant to the Plan, Mr. Strome will also be entitled to receive restricted stock unit award on the date of each annual stockholder meeting of the Issuer, which restricted stock units will vest in full on the date of the following annual stockholder meeting of the Issuer. The dollars convert to shares based on the FMV at the date of grant.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of October 25, 2023, by and among Mark E. Strome, Strome Investment Management, L.P. and Strome Mezzanine Fund II, LP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2023	/s/ Mark E. Strome
MARK E. STROME

Dated: October 25, 2023	STROME INVESTMENT MANAGEMENT, L.P.

By: Strome Group, Inc. Its: General Partner

/s/ Mark E. Strome
Name: Mark E. Strome
Title: Founder & CEO

Dated: October 25, 2023	STROME MEZZANINE FUND II, LP

By: Strome Investment Management, L.P. Its: General Partner By: Strome Group, Inc. Its: General Partner

/s/ Mark E. Strome
Name: Mark E. Strome
Title: Founder & CEO